Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ANNOUNCES CHANGES TO BOARD OF DIRECTORS

Singapore, December 8, 2022: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services in the drybulk sector, today announced the following changes to our Board of Directors (the “Board”).

Effective from December 6th 2022, Mr. Michael John Hankinson and Mr. Murray Paul Grindrod have retired as Directors of the Company in accordance with the terms of the previously announced Transaction Implementation Agreement, dated October 11, 2022, with Taylor Maritime Investments Limited (“Taylor”). Mr. Hankinson has accordingly relinquished his positions as Chairman of the Board, member of the Audit and Risk Committee (“ARC”) and member of the Compensation and Nomination Committee (“CNC”). The Board of Directors would like to thank Mr. Hankinson and Mr. Grindrod for their services and dedication to the Company during their tenure as directors of the Company.

In conjunction with their departures, in addition to appointing their two replacements, the Board has been expanded by three further Directors, for a total of five new appointments. The Board has appointed Dr. Kurt Klemme, Ms. Rebecca Brosnan, Mr. Charles Maltby and Mr. Cullen Schaar as independent, Non-Executive Directors of the Company; and Mr. Edward Buttery as non-independent, Non-Executive Director with effect from December 6th, 2022. Mr. Quah Ban Huat remains as Chairman of the ARC while Mr. John Herholdt has relinquished his position on the ARC but remains as Chairman of the CNC. Mr. Paul Over remains as a non-independent Non-Executive Director of the Company and Mr. Stephen Griffiths remains as an Executive Director, Interim Chief Executive Officer and Chief Financial Officer.

Dr. Klemme has nearly 25 years of experience in the shipping industry and is presently Managing Director of Reederei NORD GmbH Germany and Group Managing Director of the international Reederei NORD Holdings. He has worked in a variety of leadership positions with the group during the past 20 years. Currently, he is also Chairman of the German Shipowners’ Defence Association. Dr. Klemme will serve as Chairman of the Board and member of the ARC and CNC committees.

Ms. Brosnan has over 20 years of experience in investment banking, financial markets, commodities and is currently the Chief Financial Officer & Head of Strategy of Diginex, an ESG and sustainability technology business and serves as the IFC Nominated Director on the Board of the City Bank, a listed commercial bank in Bangladesh. Previously, Ms. Brosnan was the COO & CFO of Mother’s Choice and Head of Asia Commodities and Head of Strategy at the Hong Kong Stock Exchange. Ms. Brosnan will be a member of the ARC.

Mr. Buttery is the Founder, Chief Executive Officer and Executive Director of Taylor and has extensive experience in the shipping and maritime finance fields over the last 17 years. Prior to Taylor, Mr. Buttery was a Chartering Manager at Pacific Basin. Deputy COO of Asia Maritime Pacific, and a member of the ship finance team at Nordea Bank. Mr. Buttery will be a member of the CNC.

Mr. Maltby has over 20 years of experience in the shipping industry and is currently Chief Executive Officer of BW Epic Kosan, which is the world’s leading owner and operator of modern high-quality fully pressurised, semi-refrigerated, and ethylene capable gas carriers. Prior to that, Mr. Maltby held leadership positions at Pacific Basin and the transportation divisions of BHP Billiton. Mr. Maltby will be a member of the CNC.

Mr. Schaar has over 15 years of experience investing in the maritime industry and is currently Owner of Schaar Holdings LLC, an investment holding company focused on the finance, energy, and transportation sectors. Prior to that, Mr. Schaar was President of Indigena Capital LP and Interim Chief Financial Officer and Director of Epic Gas Ltd.

About Grindrod Shipping

The Company owns and operates a diversified fleet of owned, long-term and short-term chartered-in drybulk vessels in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of 31 vessels consisting of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. The Company is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

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Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Responsibility Statement

The directors of the Company (including those who may have delegated supervision of the preparation of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, the omission of which would make any statement in this communication misleading; and the directors of the Company jointly and severally accept responsibility accordingly.

Where any information in this communication has been extracted or reproduced from published or otherwise publicly available sources or obtained from TMI or the Offeror, the sole responsibility of the directors of the Company has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this communication. The directors of the Company do not accept any responsibility for any information relating to TMI or the Offeror or any opinion expressed by TMI or the Offeror.

Company Contact:

Stephen Griffiths

Interim CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Paul Lampoutis

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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